Exhibit 99.(a)(5)(A)


                                                                THE LATEST NEWS

                                     FOR IMMEDIATE RELEASE:  MAY 10, 2006

                 PSB HOLDINGS, INC. TENDERS FOR 100,000 SHARES
                             OF ITS COMMON STOCK.

      Wausau, Wisconsin (OTC Bulletin Board - PSBQ) - PSB Holdings, Inc. ("PSB") announced today that it has commenced a tender offer to purchase up to 100,000 shares of its common stock at a price of $33.75 per share. The tender offer, which began today, May 10, will expire, unless extended, at 4:00 p.m., CDST, on Thursday, June 15, 2006.

      David K. Kopperud, President of PSB, stated, "There are several reasons for making this tender offer. We now have more capital than is needed to satisfy applicable bank regulations. Our capital level is also higher than the amount we can use to best advantage in our normal banking operations even after we consider anticipated growth of Peoples State Bank. In addition, our Board of Directors believes that the OTC price quotations do not accurately reflect the true market value of our stock because of the limited number of trades in the over-the-counter market."

      The terms of PSB's tender offer are contained in the Offer to Purchase and Letter of Transmittal mailed to its shareholders. The offer provides for the acceptance of all tenders by shareholders who own odd lots (fewer than 100 shares). In the event that more shares are tendered than can be accepted, shares (other than odd lot tenders) will be accepted for purchase on a pro rata basis. Securities and Exchange Commission rules allow PSB to exercise its discretion and purchase up to approximately 34,000 additional shares if the 100,000 share tender offer is oversubscribed.

      This news release is neither an offer to purchase nor a solicitation of an offer to sell PSB common stock. PSB's offer is made only by the Offer to Purchase dated May 10, 2006, and the related Letter of Transmittal. On May 3, 2006, the quotations for PSB common stock on the OTC Bulletin Board were $30.60 bid and $31.00 ask.

      Shareholders may contact Registrar and Transfer's Investor Relations Department at 1-800-368-5948 during the hours of 8:00 a.m. to 7:00 p.m., New York time, or by e-mail at info@rtco.com for more information or assistance concerning the tender offer.

      PSB Holdings, Inc. is the parent company of Peoples State Bank, which is headquartered in Wausau, Wisconsin. The bank had total assets of approximately $502 million as of March 31, 2006 and operates eight retail locations serving north central Wisconsin in Marathon, Oneida, and Vilas counties. In addition to traditional retail and commercial banking products, Peoples State Bank provides retail investments, retirement planning, commercial treasury management services, and long-term fixed rate residential mortgages.